UNITED UTILITIES PLC - DIRECTORS' SHARE INTERESTS

United Utilities PLC ("the Company") announces that it has received notification dated 17 October 2002 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of 1GBP each on behalf of the following directors on 17 October 2002, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 609.0p per share.

Director	No. of Shares purchased
JOHN ROBERTS	20
SIMON BATEY	20
LESLIE DAWSON	20
GORDON WATERS	20

_____________________________________________

Further information can be obtained from Tim Rayner, Company Secretary 01925 237071.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".